SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

USB Capital IX
(Name of Subject Company (Issuer))
U.S. Bancorp
(Filing Person (Offeror))

Depositary Shares, Each Representing a 1/100th Interest in a
Share of Series A Non-Cumulative Perpetual Preferred Stock,
$100,000 liquidation preference per share (the “Depositary Shares”)
6.189% Fixed-to-Floating Rate Normal ITS of USB Capital IX,
liquidation amount $1,000 per security (the “Normal ITS”)
(Title of Class of Securities)

91731K AA 8
(CUSIP Number of Class of Securities)

Lee R. Mitau, Esq.
800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James J. Barresi, Esq.	Michael J. Schiavone, Esq.
Aaron A. Seamon, Esq.	Lona Nallengara, Esq.
Squire, Sanders & Dempsey L.L.P.	Shearman & Sterling LLP
221 E. 4th Street, Suite 2900	599 Lexington Avenue
Cincinnati, Ohio 45202	New York, New York 10022
(513) 361-1200	(212) 848-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,250,000,000	$89,125

*	Estimated solely for purpose of calculating the registration fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Securities Act”).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provide by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $89,125	Filing Party: U.S. Bancorp
Form or Registration No: Form S-4 (File No. 333-166706)	Date filed: May 10, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (as so amended, the “Schedule TO”) filed by U.S. Bancorp, a Delaware corporation (the “Company”), on May 10, 2010, amends and supplements the Schedule TO relating to the offer by the Company to exchange up to 1,250,000 depositary shares (the “Depositary Shares”), each representing a 1/100th interest in a share of Series A Non-Cumulative Perpetual Preferred Stock, $100,000 liquidation preference per share (the “Preferred Stock”), for any and all of the 1,250,000 outstanding 6.189% Fixed-to-Floating Rate Normal ITS, each with a liquidation amount of $1,000 (the “Normal ITS”), issued by USB Capital IX (the “Trust”), on the terms and subject to the conditions described in the preliminary prospectus and consent solicitation statement, dated May 10, 2010 (as amended and supplemented from time to time, the “Prospectus and Consent Solicitation Statement”), and the offer to exchange (the “Exchange Offer”), which is a part of the Company’s registration statement filed with the Securities and Exchange Commission (the “Commission”) on Form S-4 (SEC File No. 333-166706), filed with the Commission on May 10, 2010 (as amended through the date hereof, the “Registration Statement”), relating to the Depositary Shares (and the underlying Preferred Stock) to be issued to holders who tender their Normal ITS in the Exchange Offer.
     The information set forth in the Prospectus and Consent Solicitation Statement, including the exhibits thereto and the accompanying Letter of Transmittal and Consent which were previously filed, is hereby expressly incorporated herein by reference in this Amendment No. 1 in response to all items required in this Schedule TO. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings assigned to them in the Prospectus and Consent Solicitation Statement as amended or supplemented.
ITEM 11. ADDITIONAL INFORMATION.
Item 11(b) of the Schedule TO is hereby amended as follows:
     (b) Other Material Information. On May 24, 2010, the Company filed Amendment No. 1 to the Registration Statement, which included a preliminary prospectus and consent solicitation statement, dated May 24, 2010. All references in the Schedule TO to the “Prospectus and Consent Solicitation Statement” shall be deemed to refer to the Prospectus and Consent Solicitation Statement, as amended, updated and supplemented by Amendment No. 1 to the Registration Statement.
ITEM 12. EXHIBITS
Item 12 of the Schedule TO is hereby amended to replace Exhibit (a)(1) with the following exhibit:

Exhibit No.	Description

(a)(i)	Preliminary Prospectus and Consent Solicitation Statement, dated May 24, 2010, incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed on May 24, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. Bancorp
By:	/s/ Lee R. Mitau
Lee R. Mitau
Executive Vice President, General Counsel and Corporate Secretary

Date: May 24, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Preliminary Prospectus and Consent Solicitation Statement, dated May 24, 2010, incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed on May 24, 2010 (File No. 333-166706).

(a)(2)	Form of Letter of Transmittal and Consent, incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010 (File No. 333-166706).

(a)(3)	Form of Notice of Withdrawal and Revocation, incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010 (File No. 333-166706).

(a)(4)	Press Release, dated May 10, 2010 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	Not applicable.

(d)(1)	Junior Subordinated Indenture, dated as of April 28, 2005, between U.S. Bancorp and Delaware Trust Company, National Association, as Trustee, incorporated by reference to Exhibit 4.2.3 to U.S. Bancorp’s Registration Statement on Form S-3, Commission Nos. 333-124535 and 333-124535-02, dated May 2, 2005.

(d)(2)	First Supplemental Indenture to Junior Subordinated Indenture, dated as of August 3, 2005, incorporated by reference to Exhibit 4.2 to U.S. Bancorp’s Registration Statement on Form 8-A (File No. 01-06880), dated August 11, 2005.

(d)(2)	Second Supplemental Indenture to Junior Subordinated Indenture dated as of December 29, 2005, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated December 29, 2005.

(d)(3)	Third Supplemental Indenture to Junior Subordinated Indenture, dated as of March 17, 2006, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated March 17, 2006.

(d)(4)	Fourth Supplemental Indenture to Junior Subordinated Indenture, dated as of April 12, 2006, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated April 12, 2006.

(d)(5)	Fifth Supplemental Indenture to Junior Subordinated Indenture, dated as of August 30, 2006, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated August 30, 2006.

(d)(6)	Sixth Supplemental Indenture to Junior Subordinated Indenture, dated as of February 1, 2007, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated February 1, 2007.

(d)(7)	Seventh Supplemental Indenture to Junior Subordinated Indenture, dated as of December 10, 2009, incorporated by reference to Exhibit 4.1 to U.S. Bancorp’s Current Report on Form 8-K, dated December 10, 2009.

(d)(8)	Stock Purchase Contract Agreement between the Company and USB Capital IX, acting through Wilmington Trust Company as Property Trustee, dated as of March 17, 2006, incorporated by reference to Exhibit 10.1 to U.S. Bancorp’s Current Report on Form 8-K, dated March 17, 2006.

(d)(9)	Collateral Agreement among the U.S. Bancorp, U.S. Bank National Association, as Collateral Agent, Custodial Agent, Securities Intermediary and Securities Registrar and USB Capital IX, acting through Wilmington Trust Company, as Property Trustee, dated as of March 17, 2006, incorporated by reference to Exhibit 10.1 to U.S. Bancorp’s Current Report on Form 8-K, dated March 17, 2006.

(d)(10)	Amended and Restated Trust Agreement of USB Capital IX, incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(d)(12)	Form of Normal ITS Certificate (included in Exhibit (d)(10)).

(d)(12)	Form of Stripped ITS Certificate (included in Exhibit (d)(10)).

(d)(13)	Form of Capital ITS Certificate (included in Exhibit (d)(10)).

(d)(14)	Guarantee Agreement, dated as of March 17, 2006, incorporated by reference to Exhibit 4.12 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.

(d)(15)	Form of Remarketable Junior Subordinated Note due 2042 (included in Exhibit (d)(3)).

(g)	Not applicable.

Exhibit No.	Description
(h)	Opinion of Squire, Sanders & Dempsey L.L.P. with respect to certain tax matters, incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on May 10, 2010.